November 12, 2009
Via Facsimile and EDGAR
David L. Orlic, Esq.
Attorney-Advisor
Office of Mergers & Acquisitions
United States Securities and Exchange Commission
Washington D.C. 20549

Re:	Vornado Realty Trust — Schedule TO-I Filed November 2, 2009 (File No. 005-42935)
Dear Mr. Orlic:
          On behalf of our client, Vornado Realty Trust (the “Company”), we enclose herewith Amendment No. 1 to the Company’s Tender Offer Statement on Schedule TO-I (“Amendment No. 1”) and the Company’s response to the comment letter (the “Comment Letter”), dated November 10, 2009, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the Company’s Schedule TO-I and related Offer to Purchase, dated November 2, 2009 (the “Offer to Purchase”), included as exhibit (a)(1)(i) to the Company’s Schedule TO-I. Capitalized terms used herein and not otherwise defined herein have the meanings ascribed thereto in the originally filed Offer to Purchase.
          To facilitate the Staff’s review, we have included in this letter the captions and numbered comments of the Staff in bold text and have provided the Company’s responses immediately following each numbered comment. References to page numbers herein are references to page numbers in the originally filed Offer to Purchase.

David L. Orlic, Esq.
General
1.	Please tell us your analysis as to the applicability of Rule 13e-3 under the Securities Exchange Act of 1934 to the Offers.

Response

The Company has informed us that it does not believe that Rule 13e-3 under the Securities Exchange Act of 1934 (the “Exchange Act”) is applicable to the Offers because the Offers do not have the likelihood or purpose of producing either of the effects described in Rule 13e-3(a)(3)(ii) under the Exchange Act. Specifically, the Debentures are not registered under Section 12(g) or 15(d) of the Exchange Act or held by more than 300 holders and, therefore, the Offers would not have the reasonable likelihood or purpose of causing the Debentures to become eligible for termination of registration or cause the reporting obligations with respect thereto to become eligible for termination. In addition, the Debentures are not listed on a national securities exchange or authorized to be quoted in an inter-dealer quotation system of a registered national securities association and, therefore, the Offers would not have the reasonable likelihood or purpose of causing the Debentures to be neither listed on such exchange nor authorized to be quoted.

In light of the foregoing, the Company believes that Rule 13e-3 is not applicable to the Offers.
Source and Amount of Funds, page 7
2.	You state that you intend to fund your purchases of debentures in the Offers from available cash paid to you by the Partnership. Disclosure in the Form 1O-Q of the Partnership for the quarterly period ended September 30, 2009 indicates that the Partnership had approximately $2.56 billion in cash and cash equivalents at that time. We also note that you will need approximately $2.01 billion to purchase the debentures, assuming all outstanding debentures are tendered. Please disclose whether the Partnership will satisfy its financial obligations to you with cash on hand, or whether the Partnership will borrow all or any part of the required funds. See Item 1007 of Regulation M-A.

Response

The Company has informed us that the Partnership will satisfy its obligation to the Company with cash on hand. The Company notes for the information of the

David L. Orlic, Esq.
Staff that the Company does not anticipate all Debentures will be tendered pursuant to the Offers.
Compliance With “Short Tendering” Rule, page 11
3.	Please advise why you have included disclosure regarding the operation of Rule 14e-4, when you do not appear to be engaging in a partial tender offer. If you determine that the “short tendering” rule is inapplicable, please revise your disclosure to make this clear to security holders.

Response

The Company has informed us that it has determined that the Rule 14e-4 is inapplicable to the Offers, as the Company will not be engaging in a partial tender offer. Accordingly, the Company has provided in Amendment No. 1 that the disclosure on page 11 of the Offer to Purchase entitled “Compliance With ‘Short Tendering’ Rule” has been deleted.
Conditions to the Offer, page 15
4.	You state that you may assert the offer conditions in your sole discretion, regardless of the circumstances giving rise to any such condition, including any action or inaction on your part. The inclusion of offer conditions is not objectionable when the conditions are objectively determinable and outside the control of the offeror. Please revise to remove the implication that the conditions may be triggered at the election of the offeror.

Response

The Company has provided in Amendment No. 1 that the disclosure beginning on page 15 of the Offer to Purchase contained in the parenthetical in both the second paragraph on page 15 and the first full paragraph on page 16 has been deleted in order to remove the implication that the conditions to the Offers may be triggered at the election of the Company.
5.	You state that you may waive offer conditions “at any time and from time to time.” All conditions, other than those related to securing regulatory approval, must be satisfied or waived before the Offers expire.

Response

The Company has provided in Amendment No. 1 that the disclosure on page 16 of the Offer to Purchase has been revised to make clear that all conditions to the

David L. Orlic, Esq.
Offers, other than those dependent upon the receipt of necessary governmental approvals, may be waived by the Company at any time and from time to time, prior to the time when the Offers expire.

6.	Refer to the penultimate paragraph of this section relating to your failure to exercise any of the rights described in this section. This language suggests that once an offer condition is triggered, the bidder must decide whether or not to waive the condition. Note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding supplementally.

Response

The Company has authorized us to confirm on its behalf that it understands that, depending on the materiality of a waived condition and the number of days remaining in an Offer, it may be required to extend such Offer and recirculate new disclosure to security holders.

7.	When a condition is triggered by events that occur before the expiration of the Offers, you should inform security holders how you intend to proceed promptly, rather than waiting until the end of the offering period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm your understanding in your response letter.

Response

The Company has authorized us to confirm on its behalf that it understands that when a condition to an Offer is triggered by events that occur before the expiration of such Offer, it will inform security holders how it intends to proceed promptly, rather than waiting until the end of the applicable offering period, unless the condition is one where satisfaction of the condition may be determined only upon expiration.
Material U.S. Federal Income Tax Consequences, page 22

David L. Orlic, Esq.
8.	Please provide an analysis supporting your reference to Treasury Department Circular 230, both in this section and in the letter of transmittal, or delete the legends.

The Company has included revised disclosure in Amendment No. 1 indicating that the Circular 230 legend on page 22 of the Offer to Purchase and page 10 of the related Letter of Transmittal, dated November 2, 2009, included as exhibit (a)(1)(ii) to the Company’s Schedule TO-I, have been deleted in both instances.
Forward-Looking Statements, page 31
9.	You state that you undertake no obligation to release publicly any revisions to your forward-looking statements to reflect events or circumstances occurring after the date of the Offer to Purchase or to reflect the occurrence of unanticipated events. Please delete this statement, or revise to indicate, if true, that you will amend your offering materials to disclose material changes to the information published, sent or given to security holders, to the extent required.

The Company has provided in Amendment No. 1 that the disclosure on page 31 of the Offer to Purchase has been revised to eliminate the third sentence of the second paragraph, which states that the Company has no obligation to release publicly any revisions to its forward-looking statements to reflect events or circumstances occurring after the date of the Offer to Purchase or to reflect the occurrence of unanticipated events.
     The Company has authorized us to state on its behalf that in connection with the Company’s responses to the Staff’s comments referenced above, the Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
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David L. Orlic, Esq.
          Any questions or comments with respect to the Amendment No. 1 may be communicated to the undersigned at (212) 558-4940. Please send copies of any correspondence relating to this filing to William G. Farrar by facsimile at (212) 558-3588 with the original by mail to Sullivan & Cromwell LLP, 125 Broad Street, New York, NY 10004.

Very truly yours,
/s/ William G. Farrar
William G. Farrar

cc:	Joseph Macnow Alan Rice (Vornado Realty Trust) John D. Lobrano (Simpson Thacher & Bartlett LLP)